SCHEDULE 14A
                                 (Rule 14a-101)

                     INFORMATION REQUIRED IN PROXY STATEMENT

                            SCHEDULE 14A INFORMATION

           Proxy Statement Pursuant to Section 14(a) of the Securities
                      Exchange Act of 1934 (Amendment No. )

      Filed by the Registrant x
      Filed by a Party other than the Registrant o

      Check the appropriate box:
      o   Preliminary Proxy Statement
      o Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
      |X| Definitive Proxy Statement
      o   Definitive Additional Materials
      o   Soliciting Material Pursuant to Rule 14a-11(c) or Rule 14a-12

                              EXPERT SOFTWARE, INC.
                (Name of Registrant as Specified in Its Charter)

          (Name of Person(s) Filing Proxy Statement, if other than the
                                   Registrant)

      Payment of Filing Fee (Check the appropriate box):
      o $125 per Exchange Act Rules 0-11(c)(1)(ii), 14a-6(i)(1), or 14a-6(i)(2) or Item 22(a)(2) of
           Schedule 14A.
      o $500 per each party to the controversy pursuant to Exchange Act Rule 14a-6(i)(3).
      o    Fee  computed  on table  below  per  Exchange  Act Rules
           14a-6(i)(4) and 0-11.

      (1) Title of each class of securities to which transaction applies:

      (2) Aggregate number of securities to which transaction applies:

      (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):

      (4)  Proposed maximum aggregate value of transaction:

      (5)  Total fee paid:

      o    Fee paid previously with preliminary materials.

      o Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      (1)  Amount Previously Paid:

      (2)  Form, Schedule or Registration Statement No.:

      (3)  Filing Party:

      (4)  Date Filed:

                              Expert Software, Inc.
                           800 Douglas Road, Suite 750
                             Coral Gables, FL 33134






                                                      May 22, 1997


Dear Stockholder:

      You are cordially invited to attend the Annual Meeting of Stockholders of Expert Software, Inc. (the "Company") to be held on Thursday, June 12, 1997, at 9:30 a.m., local time, at The Arch Room, 800 Douglas Road, Coral Gables, FL 33134 (the "Annual Meeting").

      The Annual Meeting has been called for the purpose of electing two Class II Directors for a three-year term each, ratifying the selection by the Board of Directors of Arthur Andersen LLP as the Company's independent auditors for 1997, approving the Company's 1997 Stock Option Plan for Directors and 1997 Stock Option Plan for Officers and Employees, and considering and voting upon such other business as may properly come before the meeting or any adjournments or postponements thereof.

      The Board of Directors has fixed the close of business on April 21, 1997, as the record date for determining stockholders entitled to notice of and to vote at the Annual Meeting and any adjournments or postponements thereof.

      The Board of Directors of the Company recommends that you carefully review the enclosed Proxy Statement and recommends that you vote "FOR" the election of the two nominees of the Board of Directors as Directors of the Company, the selection of Arthur Andersen LLP as the Company's independent auditors for 1997, and the approval of the Company's 1997 Stock Option Plan for Directors, and 1997 Stock Option Plan for Officers and Employees.


      IT IS  IMPORTANT  THAT  YOUR  SHARES  BE  REPRESENTED  AT THE
ANNUAL MEETING. WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, YOU ARE REQUESTED TO COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY CARD IN THE ENCLOSED ENVELOPE WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES. IF YOU ATTEND THE ANNUAL MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.


                                      Very truly yours,

                                      /s/ KENNETH P. CURRIER

                                      Kenneth P. Currier
                                      Chief Executive Officer
                                      and Secretary

                         EXPERT SOFTWARE, INC.

                      800 Douglas Road, Suite 750
                        Coral Gables, FL 33134
                            (305) 567-9990


               NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

                 To Be Held on Thursday, June 12, 1997


      Notice Is Hereby Given that the Annual Meeting of Stockholders of Expert Software, Inc. (the "Company") will be held on Thursday,
June 12, 1997, at 9:30 a.m., local time, at The Arch Room, 800 Douglas Road, Coral Gables, FL 33134 (the "Annual Meeting") for the purpose of considering and voting upon:

      1. The election of Stephen J. Clearman and Charles E. Noell III as Class II Directors to serve until the year 2000 Annual Meeting of Stockholders and until their successors are duly elected and qualified;

      2.   The  ratification of the selection by the Board of Directors
           of  Arthur   Andersen  LLP  as  the  Company's   independent
           auditors for 1997;

      3. The approval of the Company's 1997 Stock Option Plan for Directors, and 1997 Stock Option Plan for Officers and Employees; and

      4. Such other business as may properly come before the Annual Meeting and any adjournments or postponements thereof.

      The Board of Directors has fixed the close of business on April 21, 1997 as the record date for determination of stockholders entitled to notice of and to vote at the Annual Meeting and any adjournments or postponements thereof. Only holders of common stock of record at the close of business on that date will be entitled to notice of and to vote at the Annual Meeting and any adjournments or postponements thereof.

      A list of the stockholders of the Company as of the record date will be available during ordinary business hours at the offices of the Company for inspection by any stockholder for any purpose germane to the Annual Meeting for the ten days prior to the Annual Meeting.

      In the event there are not sufficient votes with respect to the foregoing proposals at the time of the Annual Meeting, the Annual Meeting may be adjourned in order to permit further solicitation of proxies.

                                    By Order of the Board of Directors

                                    /s/ KENNETH P. CURRIER

                                    Kenneth P. Currier
                                    Chief Executive Officer
                                    and Secretary

Coral Gables, Florida
May 22, 1997

      WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING IN PERSON, YOU ARE REQUESTED TO COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY CARD IN THE ENCLOSED ENVELOPE WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES. IF YOU ATTEND THE ANNUAL MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.

                              EXPERT SOFTWARE, INC.
                           800 Douglas Road, Suite 750
                             Coral Gables, FL 33134
                                 (305) 567-9990

                                  ____________

                                 PROXY STATEMENT
                                  ____________

                         ANNUAL MEETING OF STOCKHOLDERS


                      To Be Held on Thursday, June 12, 1997


      This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of Expert Software, Inc. (the "Company") for use at the Annual Meeting of Stockholders of the Company to be held on Thursday, June 12, 1997, at 9:30 a.m., local time, at The Arch Room, 800 Douglas Road, Coral Gables, FL 33134, and any adjournments or postponements thereof (the "Annual Meeting") for the purposes set forth in the accompanying Notice of Annual Meeting.

      The Notice of Annual Meeting, Proxy Statement and Proxy Card are first being mailed to stockholders of the Company on or about May 22, 1997 in connection with the solicitation of proxies for the Annual Meeting. The Board of Directors has fixed the close of business on April 21, 1997, as the record date for the determination of stockholders entitled to notice of and to vote at the Annual Meeting (the "Record Date"). Only holders of common stock of record at the close of business on the Record Date will be entitled to notice of and to vote at the Annual Meeting. As of the Record Date, there were 7,514,679 shares of the Company's common stock, par value $.01 per share ("Common Stock"), outstanding and entitled to vote at the Annual Meeting and 83 stockholders of record. As of the Record Date, the closing price of a share of the Company's Common Stock on The Nasdaq Stock Market ("Nasdaq") was $2.50. Each holder of a share of Common Stock outstanding as of the close of business on the Record Date will be entitled to one vote for each share held of record for each matter properly submitted at the Annual Meeting.

      The Annual Report of the Company, including financial statements for the fiscal year ended December 31, 1996, is being mailed to stockholders concurrently with this Proxy Statement. The Annual Report, however, is not part of the proxy solicitation materials.

      The presence, in person or by proxy, of a majority of the total number of outstanding shares issued, outstanding and entitled to vote at a meeting of stockholders of Common Stock is necessary to constitute a quorum for the transaction of business at the Annual Meeting. Abstentions and "broker non-votes" will be counted as present for determining the presence or absence of a quorum for the transaction of business at the Annual Meeting. A "broker non-vote" is a proxy from a broker or other nominee indicating that such person has not received instructions from the beneficial owner or other person entitled to vote the shares on a particular matter with respect to which the broker or other nominee does not have discretionary voting power.

      A quorum being present, the affirmative vote of a plurality of the votes cast is necessary to elect a nominee as a Director of the Company. Abstentions and broker non-votes will not be counted as voting with respect to the election of Directors and therefore, will not have an effect on the election of Directors. With respect to the election of Directors, votes may only be cast in favor of or withheld from the nominee.

      A quorum being present, the affirmative vote of a majority of the shares present in person or represented by proxy at the Annual Meeting and entitled to vote is required to ratify the selection of Arthur Andersen LLP as the independent auditors of the Company. Accordingly, abstentions will be counted as votes against the ratification of the selection of Arthur Andersen LLP as the Company's independent auditors but broker non-votes will have no effect on such ratification.

      A quorum being present, the affirmative vote of a majority of the shares present in person or represented by proxy at the Annual Meeting and entitled to vote is required to approve the Company's 1997 Stock Option Plan for Directors, and 1997 Stock Option Plan for Officers and Employees (the "1997 Plans"). Accordingly, abstentions will be counted as votes against the 1997 Plans but broker non-votes will have no effect on such ratification.

      Stockholders of the Company are requested to complete, date, sign and return the accompanying Proxy Card in the enclosed envelope. Common Stock represented by properly executed proxies received by the Company and not revoked will be voted at the Annual Meeting in accordance with the instructions contained therein. If no instructions are made on the accompanying Proxy Card then the proxy will be voted in favor of the proposal set forth herein. If other matters are presented, proxies will be voted in accordance with the discretion of the proxy holders. The Board of Directors is not aware of any matters other than the election of Directors, the ratification of the selection of Arthur Andersen LLP as the Company's independent auditors and approval of the Company's 1997 Stock Option Plan for Directors and 1997 Stock Option Plan for Officers and Employees that will be presented at the Annual Meeting.

      Any properly completed proxy may be revoked at any time before it is voted on any matter (without, however, affecting any vote taken prior to such revocation) by giving written notice of such revocation to the Secretary of the Company, or by signing and duly delivering a proxy bearing a later date, or by attending the Annual Meeting and voting in person. Any stockholder of record as of the Record Date attending the Annual Meeting may vote in person whether or not a proxy has been previously given, but the presence, without further action, of a stockholder at the Annual Meeting will not constitute a revocation of a previously given proxy.


               PROPOSAL NUMBER I - ELECTION OF DIRECTORS

      The Board of Directors of the Company consists of six members and is divided into three classes, with two Directors in each class. Directors serve for three-year terms with one class of Directors being elected by the Company's stockholders at each annual meeting.

      At the Annual Meeting, two Class II Directors will be elected to serve until the year 2000 annual meeting and until their successors are duly elected and qualified. The Board of Directors has nominated Stephen J. Clearman and Charles E. Noell III for re-election as Class II Directors. Unless otherwise specified in the proxy, it is the intention of the persons named in the proxy to vote the shares represented by each properly executed proxy for the re-election of Messrs. Clearman and Noell as Directors. Each of the nominees has agreed to stand for re-election and to serve if re-elected as a Director. However, if any of the persons nominated by the Board of Directors fails to stand for re-election or is unable to accept re-election, the proxies will be voted for the election of such other person or persons as the Board of Directors may recommend.

Vote Required For Approval

      A quorum being present, the affirmative vote of a plurality of the votes cast is necessary to elect a nominee as a Director of the Company.

      The Board of Directors of the Company recommends that the Company's stockholders vote "FOR" the re-election of the two nominees of the Board of Directors as Directors of the Company.

                    INFORMATION REGARDING DIRECTORS


Set forth below is certain information regarding the Directors of the Company, including the two Class II Directors who have been nominated by the Board of Directors for re-election at the Annual Meeting, based on information furnished by them to the Company.

                                                      Director
Name                                            Age      Since

Class I-Term Expires 1999

Kenneth P. Currier.....................         48     1992
A. Bruce Johnston......................         37     1992

Class II-Term Expires 1997

Stephen J. Clearman*...................         46     1992
Charles E. Noell III*..................         45     1992

Class III-Term Expires 1998

Susan A. Currier.......................         47     1992
William H. Lane III....................         58     1997
_______________________________
*     Nominee for re-election.


      The principal occupation and business experience during at least the last five years for each Director of the Company is set forth below.

      Kenneth P. Currier, a co-founder of the Company, has served as a Director, Chief Executive Officer and Secretary of the Company since its inception in October 1992. Mr. Currier also co-founded the Company's predecessor, Softsync, Inc. ("Softsync") a publisher of consumer software, in 1982, and served as President of Softsync from 1990 until formation of the Company in 1992. Mr. Currier is the spouse of Susan A. Currier, President and a Director of the Company.

      A. Bruce Johnston has served as a Director of the Company since October 1992. Mr. Johnston has been a Principal of TA Associates, a private equity investor, since January 1996 and was a Vice President of TA Associates from June 1992 to December 1995. Prior to that, Mr. Johnston was a General Manager of Lotus Development Corporation, a software publisher, from June 1988 to June 1992. Mr. Johnston serves as a director of Trident International, Inc., a manufacturer of higher performance printing systems, Restrac, Inc., a client-server application company, as well as a number of privately-held companies.

      Stephen J. Clearman has served as a Director of the Company since October 1992. Mr. Clearman has been a general partner of Geocapital Partners, a venture capital management firm, since he co-founded that firm in 1984. Mr. Clearman also serves as a director of Word Access, Inc., a repair and manufacturing services provider to the telecommunications industry, Memberworks, Inc., a consumer credit card membership services company, and Seamed, Corp., a designed and manufacturer of medical instruments. Mr. Clearman also serves as a director of a number of privately-held companies.

      Charles E. Noell III has served as a Director of the Company since October 1992. Mr. Noell has been President and Chief Executive Officer of JMI, Inc., a private holding company, since January 1992. Prior to that, Mr. Noell was a Managing Director of Alex. Brown & Sons Incorporated from 1981 to 1992. Mr. Noell also serves as a director of Transaction Systems Architects, Inc., an electronic funds transfer software company, Homegate Hospitality, Inc., a provider of services to the hotel industry, Peregrine Systems Inc., a developer of systems management software, and a number of privately-held companies.

      Susan A. Currier, a co-founder of the Company, has served as a Director and President of the Company since its inception in October 1992. Ms. Currier also co-founded the Company's predecessor, Softsync, in 1982, and served as Vice President responsible for sales and marketing of Softsync from 1990 until formation of the Company in 1992. Ms. Currier is the spouse of Kenneth P. Currier, Chief Executive Officer and a Director of the Company.

      William H. Lane III has served as a Director of the Company since his appointment by the Board of Directors on January 29, 1997.
Mr. Lane retired as Vice President, Chief Financial Officer, Secretary and Treasurer of Intuit, Inc. a software publisher, in July 1996. He held the same positions at ChipSoft, Inc. from July 1991 until Intuit acquired ChipSoft in December 1993. He also served as Vice President, Finance and Administration for Honeywell Information Systems. Mr. Lane also serves as a director of MetaTools, Inc., a visual computing software publisher, and Quarterdeck Corp., a PC utility software company.

      The Board of Directors of the Company held ten meetings during 1996. During 1996, each of the incumbent Directors except for Douglas G. Carlston attended at least 75% of the total number of meetings of the Board and of the committees of which he or she was a member during the term of his or her service as Director. Mr. Carlston resigned from the Board of Directors on September 11, 1996. The Board of Directors has established an Audit Committee and a Compensation Committee.

      Audit Committee. The Audit Committee reviews the adequacy of internal controls, the results and scope of annual audits, and other services provided by the Company's independent auditors. The members of the Audit Committee during 1996 were Douglas G. Carlston until his resignation from the Board of Directors and Charles E. Noell III. The members of the Audit Committee currently are Charles E. Noell III and William H. Lane III. The Audit Committee meets periodically with management and the independent auditors. The Audit Committee met one time during 1996.

      Compensation Committee. The Compensation Committee establishes salaries, incentives and other forms of compensation for officers of the Company and administers the incentive compensation and benefit plans of the Company. The members of the Compensation Committee are Stephen J. Clearman and A. Bruce Johnston. The Compensation Committee met one time during 1996.

      The Board of Directors does not have a standing nominating committee or a committee performing such functions. The full Board of Directors performs the function of such a committee. A compensation plan for non-employee directors was adopted by the Board on March 12, 1996. The compensation plan applies to directors having no previous financial interest in the Company. In accordance with the plan, such outside directors receive an annual retainer of $5,000, $1,500 per Board meeting except for telephonic meetings, and $250 per each telephonic Board meeting. All Directors are reimbursed for expenses incurred in connection with attendance at meetings. On February 3, 1997 the Board amended the compensation plan for directors to include all non-employee directors, and to provide additional compensation to members of the Audit and Compensation
Committees in the amount of $500 per meeting attended in person, and $250 per each telephonic committee meeting.

      The Company also has an Amended and Restated 1992 Stock Option Plan (the "1992 Option Plan") pursuant to which eligible non-employee Directors are entitled to receive options to purchase shares of Common Stock in accordance with the formula provisions thereof. On December 9, 1993, Douglas Carlston was also granted a nonqualified option to purchase 30,000 shares of Common Stock at $.85 per share, which vested in ratable monthly installments on the first day of each month over a 48-month period Through the ninety day period following Mr. Carlston's resignation from the Board of Directors, 20,625 shares vested and were exercised by Mr. Carlston in November 1996. Although the other non-employee Directors are eligible to receive options pursuant to certain formula provisions of the 1992 Option Plan, no options have been granted to date pursuant to such formula provisions.

                          EXECUTIVE OFFICERS

      The names and ages of all current executive officers of the Company and the principal occupation and business experience during at least the last five years for each are set forth below.

         Name                      Age            Position


Kenneth P. Currier.............    48      Chief Executive Officer and
                                           Secretary

Susan A. Currier ..............    47      President

Charles H. Murphy..............    52      Chief Financial  Officer and
Treasurer

Timothy R. Leary...............    45      Vice President of Sales

Michael A. Appel...............    52      Vice President of Operations

Anne E. Aitken.................    38      Vice President of Marketing


      Mr. Currier has held the positions of Chief Executive Officer and Secretary of the Company since the Company's inception in October 1992. Mr. Currier has also been a Director of the Company since 1992. See "Information Regarding Directors" above.

      Ms. Currier has held the position of President of the Company since the Company's inception in October 1992. Ms. Currier has also been a Director of the Company since 1992. See "Information Regarding Directors" above.

      Charles H. Murphy has served as Chief Financial Officer of the Company since April 1996. Prior to that, Mr. Murphy was Chief Financial Officer at Mergent International, Inc., a company which specializes in desktop and enterprise security software applications, from 1995 to 1996. Prior to Mergent, Mr. Murphy was Vice President of Finance, Secretary and Director at Package Machinery Company, a manufacturer of specialty machinery, from 1986 to 1995.

      Timothy R. Leary has served as Vice President of Sales of the Company from its formation in October 1992. Mr. Leary was the Vice President of Sales at Softsync from April 1992 through October 1992. Prior to that, Mr. Leary was Vice President of Sales of Aapps Corporation, a computer hardware and software manufacturer, from April 1989 to March 1992.

      Michael A. Appel has served as Vice President of Operations of the Company since March 1996. Prior to that, Mr. Appel was Director of Manufacturing for Bleyer Industries from January 1992 through February 1996. Prior to that, Mr. Appel was Vice President of Operations for Superior Toy from June 1990 through December 1991.

      Anne E. Aitken has served as Vice President of Marketing of the Company since March 1997. Prior to that, Ms. Aitken served as Senior Director of Marketing at Blockbuster Entertainment Inc. from September 1995 to January 1997. Prior to Blockbuster, Ms. Aitken was Director of Advertising with Burger King Corporation from September 1992 to September 1995.

      Each of the officers holds his respective office until the regular annual meeting of the Board of Directors following the annual meeting of stockholders and until his successor is duly elected and qualified or until his earlier resignation or removal.

                        EXECUTIVE COMPENSATION

      The following sections of this Proxy Statement set forth and discuss the compensation paid or awarded during the last two years to the Company's Chief Executive Officer and the four other most highly compensated executive officers who earned in excess of $100,000 during the year  ended  December  31,  1996  (collectively,  the "Named
Executives").


Summary Compensation Table

      The   following   table   shows  for  the  fiscal   years   ended
December 31, 1994, 1995, and 1996 compensation paid by the Company to the Named Executives.


                                              Long Term
                                             Compensation
                     Annual Compensation    Awards     Payouts
                     -----------------------------------------
                                   Other    Restric-  Securities         All
                                   Annual   ted Stock Underlying LTIP    Other
Name and        Year Salary  Bonus Compen-  Awards    Option     Payouts Compen-
Principal                          sation                                sation
Position              ($)     ($)    ($)      ($)      (#)        ($)     ($)
-------------------------------------------------------------------------------
Kenneth P.      1996 170,000   --    --      --       130,000     --      --
Currier         1995 125,00 50,000   --      --         --        --      --
Chief           1994 110,00 86,188   --      --       125,000     --      --
Executive
Officer and
Secretary

Susan A.        1996 170,000   --    --      --       130,000     --      --
Currier         1995 125,00 50,000   --      --         --        --      --
President       1994 110,00 86,188   --      --       125,000     --      --


Charles H.      1996 90,167 20,000 48,122(2) --        50,000     --      --
Murphy
Chief Financial
Officer and
Treasurer

Timothy R.     1996 100,000 26,332   --      --        10,000     --      --
Leary          1995  90,000 71,820   --      --         5,000     --      --
Vice           1994  80,000 73,992   --      --         --        --      --
President of
Sales

Kenneth J.     1996 123,333  8,125   --      --        20,000     --      --
Tarolla        1995 110,000 21,502   --      --         --        --      --
Vice           1994   9,275  --      --      --        30,000     --      --
President of
Development(1)
----------------

(1)  Mr. Tarolla resigned from the Company on March 28, 1997.

(2) Consists of reimbursed moving costs paid upon Mr. Murphy's relocation in connection with beginning employment with the Company in April 1996. Mr. Murphy would receive six months' severance pay in the event his employment is terminated without cause, or due to change of control.

Option Grants in Last Fiscal Year

     The following table sets forth each grant of stock options during 1996 to the Named Executives. No stock appreciation rights ("SARs") have been granted.



                                                       Potential Realizable
                                                         Value at Assumed
                                                         Annual Rates of
                                                            Stock Price
                                                           Appreciation
                                                             for Option
                 Individual Grants                            Term (3)
              ------------------------------------------  ---------------
                         % of
              Number     Total
              of         Options/SARs
              Securities Granted
              Underlying to           Exercise
              Options    Employees    or Base     Expir-
              Granted    in Fiscal    Price       ation
Name          (#) (1)    Year (2)     ($/Sh)      Date     5%($)  10% ($)
--------------------------------------------------------  ---------------
Kenneth P.
Currier (4)...  130,000      24.3%    $13.250     n/a        --      --
Susan A.
Currier (4)...  130,000      24.3      13.250     n/a        --      --
Charles H.
Murphy........   50,000       9.3       5.375    7/15/06-
                                                10/17/06  169,015 428,318
Timothy R.
Leary.........   10,000       1.9       5.375   10/17/06   33,803  85,664
Kenneth J.
Tarolla (5)...   20,000       3.7       5.375   06/28/97    --      --
--------------

(1) All options were granted pursuant to the Amended and Restated 1992 Stock Option Plan (the "1992 Option Plan") and vest in equal quarterly increments over a four year period.

(2) Percentages are based on a total of shares of Common Stock underlying all options granted to employees of the Company in 1996.

(3) This column shows the hypothetical gains or option spreads of the options granted based on assumed annual compound stock appreciation rates of 5% and 10% over the full 10-year terms of the options. The 5% and 10% assumed rates of appreciation are mandated by the rules of the Securities and Exchange Commission and do not represent the Company's estimate or projection of future Common Stock prices.

(4) The options granted to Mr. and Mrs. Currier during 1996 were canceled in April 1997.

(5) Mr. Tarolla resigned from the Company on March 28, 1997. Pursuant to the Amended and Restated 1992 Option Plan, vested options not exercised upon termination expire three months after the date of termination.


Aggregated  Option  Exercises  in Last  Fiscal  Year and Fiscal  Year End
Values

     The following table sets forth the shares acquired and the value realized upon exercise of stock options during 1996 by the Named Executives and certain information concerning the number and value of unexercised options.



                                     Number of
                                     Securities           Value of
                                     Underlying          Unexercised
                                     Unexercised        In-the-Money
                                     Options at           Options at
                                     FY-End (#)        FY-End ($) (1)
                                 --------------------------------------
               Shares
               Acquired
               on       Value
               Exercise Realized  Exercis-  Unexer-   Exercis-  Unexer-
Name           (#)      ($)        able    cisable     able    cisable
-----------------------------------------------------------------------
Kenneth P.
Currier  (2)..      --      --    189,583   29,167  549,010    73,647
Susan A.
Currier  (2)..      --      --    189,583   29,167  549,010    73,647
Charles H.
Murphy........      --      --      5,000   45,000       --        --
Timothy R.
Leary.........      --      --     28,925   28,645   87,564    51,853
Kenneth J.
Tarolla.......      --      --     15,313   34,687    7,688    10,763
---------------

(1) Based on the fair market value of the Common Stock on December 31, 1996 ($3.375 per share), less the aggregate option exercise price. Options are in-the-money if the market value of the shares covered thereby is greater than the option exercise price.

(2) Options granted to Kenneth P. Currier and Susan A. Currier during 1996 were canceled in April 1997 and are therefore excluded from this table. Information regarding these grants, however, is provided in the table entitled "Option Grants in Last Fiscal Year".

Compensation Committee Interlocks and Insider Participation

     As of April 21, 1997, the members of the Compensation Committee of the Board of Directors were Stephen J. Clearman and A. Bruce Johnston. Messrs. Clearman and Johnston are each associated with an investment partnership which owns Common Stock and which previously held shares of preferred stock of the Company and subordinated notes issued by the Company. During 1995, the Company redeemed all of the outstanding preferred stock and repaid all of its subordinated indebtedness. See "Certain Relationships and Related Transactions". No executive officers of the Company serve on the Compensation Committee.


Report of the Compensation Committee of the Board of Directors on Executive Compensation

     The Compensation Committee establishes salaries, incentives and other forms of compensation for officers of the Company and administers the incentive compensation and benefit plans of the Company, including the 1992 Option Plan. The members of the Compensation Committee have prepared the following report on the Company's executive compensation policies and philosophy for 1997.

General

     The Compensation Committee (the "Committee") of the Board of Directors of the Company is composed of two independent outside Directors. There are no insiders on the Committee and there are no Committee members with interlocking relationships with the Company or any of its affiliates. The Chief Executive Officer ("CEO") and the President of the Company are invited to attend and participate in Committee meetings, except when their compensation is being discussed. The CEO and President make recommendations to the Committee regarding compensation for all other officers and employees of the Company. The Compensation Committee considers the CEO and President's recommendations, approves or revises them, and submits its conclusions to the Board. The Board of Directors has final authority regarding executive compensation and establishes compensation guidelines for other employees.


Compensation Philosophy

     It is the Company's philosophy and practice to pay fair and competitive wages and salaries to its employees and executive officers in order to attract and retain highly-qualified employees. The
Committee and the Board believe that the compensation of the Company's executive officers should be significantly influenced by the Company's performance. Accordingly, the Company's practice has been to establish base cash salaries at levels deemed appropriate by the Committee based on historic Company compensation levels and the Committee's experience and knowledge as to compensation levels at other companies, and to designate an additional portion of the compensation of each officer that is contingent upon corporate performance. In assessing compensation levels, the Committee has periodically reviewed industry-specific compensation surveys and has retained the services of an independent compensation consulting organization.

     The executive group participates in a management incentive (bonus) program. The bonus pool is available to the extent that the Company meets or exceeds financial or other performance goals. The Compensation Committee establishes the financial performance goals and objectives for the Chief Executive Officer and the President based on the Company's historical performance and discussions with management.

     The Company also maintains a stock option plan to provide long-term incentives to maximize shareholder value by rewarding employees for the long-term appreciation of the Company's share price. Options are typically subject to four-year vesting. Generally, option grants are made to executives in connection with their initial hire. The Board has also approved grants in connection with a significant change in responsibilities, as a reward for outstanding performance, and to provide incentives for continued employment. The number of shares subject to each stock option granted, is based on anticipated future contribution and the ability of the individual to affect corporate results.

     The  total   compensation  for  the  five  most   highly-compensated
executives is described in this proxy statement starting on page 6 and the compensation for the CEO and President is also discussed below.

Compensation of the Chief Executive Officer and President

     Each of the CEO and President of the Company had a base salary of $170,000 in fiscal year 1996, which was determined by reference to competitive compensation survey data as well as the Company's historical practices and internal salary structures. The base salaries for the CEO and President will remain at $170,000 each for 1997.

     Each of the CEO's and President's performance bonus is tied directly to the Company's achievement of financial goals. The Compensation Committee reserves the right to adjust these targets based on unusual or one-time events which affect net income to the extent such events are approved by the Board of Directors. In 1996, the CEO and President did not receive cash bonuses.

Federal Tax Regulations

     As a result of new Section 162(m) of the Internal Revenue Code (the "Code"), the Company's deduction of executive compensation may be limited to the extent that a "covered employee" (i.e., a Named Executive who is employed on the last day of the Company's taxable year and whose compensation is reported in the summary compensation table in the Company's proxy statement) receives compensation in excess of $1,000,000 in such taxable year of the Company (other than performance-based compensation that otherwise meets the requirements of
Section 162(m) of the Code). The Company does not anticipate that the compensation for any of the Named Executives will exceed $1,000,000 in the current taxable year, but intends to take appropriate action to comply with such regulations, if applicable, in the future.


           Stephen J. Clearman                 A. Bruce Johnston


Shareholder Return Performance Graph

      The following stock performance graph compares the cumulative total return of the Company's Common Stock from April 11, 1995, the date the Company's initial public offering became effective, to the cumulative total return for the same period of the Nasdaq Stock Market Index, the index of Nasdaq Computer and Data Processing Stocks, and a Peer Group of companies. The graph assumes that the value of the investment in the Company and each index at April 11, 1995 was $100 and that all dividends were reinvested.


                          EXPERT SOFTWARE, INC.
                         Performance Comparison


                           [GRAPHIC OMITTED]
         -------------------------------------------------------
                                         4/95   12/95/   12/96
         -------------------------------------------------------
         -------------------------------------------------------
         Expert Software, Inc.         $100.00  $94.92   $22.88
         -------------------------------------------------------
         -------------------------------------------------------
         Nasdaq Stock Market (US       $100.00 $128.56  $158.12
         Companies)
         -------------------------------------------------------
         -------------------------------------------------------
         Nasdaq Computer and Data      $100.00 $136.31  $168.27
         Processing Stocks
         -------------------------------------------------------
         -------------------------------------------------------
         Peer Group                    $100.00 $105.54  $ 69.59
         -------------------------------------------------------



      The Peer Group consists of 12 companies with the same SIC code as the Company, each of which is traded on the Nasdaq National Market. The Company believes that it competes directly with these peers with respect to product offerings and price points. The peer companies selected are: Acclaim Entertainment Inc., Activision Inc., Broderbund Software Inc., Electronic Arts Inc., GT Interactive Software Corp., International Microcomputer Software Inc., Learning Company Inc., Maxis Inc., MySoftware Company, 7th Level Inc., Spectrum Holobyte Inc., and THQ Inc.

Employment Agreements

     As of February 23, 1995, the Company entered into employment agreements with each of Kenneth P. Currier and Susan A. Currier pursuant to which they are employed as Chief Executive Officer and President of the Company, respectively. These employment agreements currently provide for the payment of an annual salary to each of the Curriers in 1996, which is subject to change by the Compensation Committee of the Board of Directors.

      These employment agreements also entitle each of the Curriers to receive annual cash bonuses in amounts, and based upon the achievement of Company objectives, established from year-to-year by the Compensation Committee. These agreements are subject to automatic one-year extensions on each December 31st unless earlier terminated by either the executive or the Company. Under the employment agreements, each of the Curriers is entitled to severance benefits equal to six months salary and benefits plus a pro rated cash bonus in the event of either a termination of their employment by the Company without cause or a termination by the executive in response to certain changes in the executive's employment circumstances, subject to increase to one-year's salary and benefits plus a pro rated cash bonus after a change in control of the Company (as defined in the agreements) in the event of either a termination of employment by the Company without cause or a termination by the executive in response to certain changes in the executive's employment circumstances.


             PROPOSAL II - RATIFICATION OF THE SELECTION OF
                  ARTHUR ANDERSEN LLP AS THE COMPANY'S
                          INDEPENDENT AUDITORS

      The firm of Arthur Andersen LLP ("Arthur Andersen") has been selected by the Board of Directors to be the Company's independent auditors for 1997. Arthur Andersen has served as independent auditors of the Company and its subsidiaries since November 1993.

      The financial statements of the Company for the year ended December 31, 1996 have been audited and reported upon by Arthur Andersen. Arthur Andersen also performed tax services in 1996.

Vote Required for Approval

      The affirmative vote of the holders of a majority of the shares of Common Stock represented in person or by proxy at the Annual Meeting is necessary to ratify the selection of Arthur Andersen as the independent auditors of the Company. The Board of Directors recommends that you vote FOR the ratification of the selection of Arthur Andersen as the Company's independent auditors for 1997. Should the selection of Arthur Andersen as independent auditors of the Company not be ratified by the shareholders, the Board of Directors will reconsider the matter. A representative of Arthur Andersen LLP will be present at the Annual Meeting and will be given the opportunity to make a statement if he or she so desires. The representative will be available to respond to appropriate questions.

          PROPOSAL III - APPROVAL OF 1997 STOCK OPTION PLAN FOR
     DIRECTORS AND 1997 STOCK OPTION PLAN FOR OFFICERS AND EMPLOYEES

      The Board of Directors, on April 17, 1997, unanimously adopted a 1997 Stock Option Plan for Directors and a 1997 Stock Option Plan for Officers and Employees (the "1997 Plans"). The Board believes that the 1997 Plans will be an important incentive in attracting, maintaining, and motivating Directors, and officers and employees to focus their work efforts on increasing stockholder value. The 1997 Plans were adopted by the Board subject to the approval of the stockholders. The following discussion of the 1997 Plans does not purport to be complete and is qualified in its entirety by reference to the Plans themselves, which are attached as Appendix A and Appendix B.

Nature of Options

      The 1997 Stock Option Plan for Directors provides for the granting of "nonqualified options" (as defined in Section 422 of the Code to Directors. Two hundred fifty thousand (250,000) shares of Common Stock have been reserved for this purpose.

      The 1997 Stock Option Plan for Officers and Employees provides for the granting of "incentive options" (as defined in Section 422 of the Code to officers and employees. One million (1,000,000) shares of Common Stock have been reserved for this purpose.

      Each of the 1997 Plans provide for the acceleration of vesting on change of control of the Company.

Eligibility

      All Directors of the Company are eligible to participate in the 1997 Stock Option Plan for Directors. These stock options are designed to attract and retain directors who make significant contributions to the Company's success, and give the Directors a longer term incentive to increase stockholder value. The Director Plan provides for an initial grant of 30,000 shares, with additional annual grants of 5,000 shares to each sitting Director.

      All current and future officers and employees of the Company are eligible to participate in the 1997 Stock Option Plan for Officers and Employees. The type and amount of awards are determined by the Compensation Committee based on a variety of factors, including an individual's position and performance. These stock options are designed to attract and retain officers and employees who make significant contributions to the Company's success; reward officers and employees for individual performance; and give officers and employees an incentive to increase stockholder value.

Exercise Price

      The exercise price of all nonqualified options under the Director Plan must be at least equal to the fair market value of the Common
Stock of the Company on the date of grant. Initial grants are effective April 17, 1997, subject to approval of the Director Plan by the Stockholders.

      The exercise price of all incentive options under the Officers and Employee Plan must be at least equal to the fair market value of the Common Stock of the Company on the date of grant. In order to qualify as "incentive options", the aggregate fair market value of Common Stock (determined at the time of grant) with respect to which incentive stock options are first exercisable by an individual in any calendar year may not exceed $100,000. Payment of the exercise price for any options granted under the Officers and Employees Plan may be made in cash or, if authorized, by the applicable option agreement, and if permitted by law, shares of Common Stock. Initial grants under the Officer and Employee Plan are subject to the approval of the Stockholders.

Amendments and Termination

      The Director Plan and the Officer and Employee Plan each terminate in the year 2007. The Board has the authority to amend or terminate
these  Plans,   although   stockholder  approval  is  required  for  any
amendments if necessary to insure that options granted under these Plans are exempt under Rule 16b-3 of the Exchange Act or that incentive options are qualified under Section 422 of the Code, and no such action may adversely affect any outstanding option without such holder's consent.

Federal Income Tax Consequences

      The following is a summary of the principal federal income tax consequences pertaining to options granted under the Director Plan and the Officer and Employee Plan. It does not describe all federal tax consequences under these Plans, nor does it describe state or local tax consequences.

      Nonqualified Stock Options. No income is realized by the optionee at the time a nonqualified stock option is granted. Generally, (a) at exercise, ordinary income is realized by the optionee in an amount equal to the difference between the option price and the fair market value of the shares of Common Stock underlying such option (the
"Shares") on the date of exercise, and the Company receives a tax deduction for the same amount, and (b) upon sale of the Shares, appreciation or depreciation after the date of exercise is treated as either short-term or long-term capital gain or loss depending on how long the Shares have been held. Special rules may apply where the optionee is subject to Section 16(b) of the Exchange Act or where all or a portion of the exercise price is paid by tendering Shares.

      Incentive Stock Options. In general, no taxable income is realized by the optionee upon the grant or exercise of an incentive stock option. For purposes of calculating alternative minimum taxable income, however, incentive stock options are generally treated in the same manner as nonqualified stock options described above. Thus, the difference between the exercise price and the fair market value of the Shares underlying such option on the date of exercise is generally included in the calculation of alternative minimum taxable income, so that the exercise of an incentive stock option may result in alternative minimum tax liability for the optionee.

      If the Shares issued to an optionee pursuant to the exercise of an incentive stock option are not disposed of within two years from the date of grant or within one year after the date of exercise, then (a) in general, upon sale of such Shares, any amount realized in excess of the option exercise price will be treated as long-term capital gain and any loss sustained will be treated as long-term capital loss, and (b) there will be no deduction for the Company for federal income tax purposes.

      If Shares acquired upon the exercise of an incentive stock option are disposed of prior to the expiration of the two year and one year holding periods described above, (a "disqualifying disposition"), generally, (a) the optionee will realized ordinary income in the year of disposition in an amount equal to the excess if any of the fair market value of the Shares at exercise (or, if less, the amount realized on a sale of such Shares) over the option price thereof, and
(b) the Company will be entitled to deduct such amount

      Special rules may apply where the optionee is subject to Section 16(b) of the Exchange Act or where all or a portion of the exercise price of the incentive stock option is paid by tendering Shares.

Vote Required for Approval

      The affirmative vote of the holders of a majority of the shares of Common Stock represented in person or by proxy at the Annual Meeting is necessary to approve the Company's 1997 Directors Stock Option Plan, and  1997  Officers  and  Employees  Stock  Option  Plan.  The  Board  of
Directors recommends that you vote FOR the approval of the 1997 Directors Stock Option Plan and 1997 Officers and Employees Stock Option Plan.


             CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      A. Bruce Johnston, a Director of the Company, is a Principal of TA Associates. Stephen J. Clearman, a Director of the Company, is a general partner of the general partner of Geocapital II, L.P. Charles
E. Noell III, a Director of the Company, is a general partner of the general partner of JMI Equity Fund, L.P. Kenneth and Susan Currier, who are married to one another, are Directors and the Chief Executive Officer and President of the Company, respectively.

      The Company has a policy whereby all transactions between the Company and its officers, directors and affiliates (other than employment and compensation matters) will be reviewed by the Audit Committee of the Company's Board of Directors or a comparable committee.

                  PRINCIPAL AND MANAGEMENT STOCKHOLDERS

      The following table sets forth, to the best knowledge and belief of the Company, certain information regarding the beneficial ownership of the Company's Common Stock as of April 21, 1997 by (i) each person known by the Company to be the beneficial owner of more than 5% of the outstanding Common Stock, (ii) each of the Company's Directors,
(iii) each of the Named Executive Officers and (iv) all of the Company's executive officers and Directors as a group.




                                                Shares      Percent
Directors, Executive Officers                Beneficially     of
     and 5% Stockholders                       Owned(1)     Class(2)

TA Associates Group.......................  1,989,252 (3)   26.5%
  High Street Tower, Suite 2500
  125 High Street
  Boston, MA  02110

Geocapital II, L.P........................    691,545       9.2%
  One Bridge Plaza
  Fort Lee, NJ  07024

JMI Equity Fund, L.P......................    470,287       6.3%
  1414 South West Freeway, Suite 6200
  Sugarland, TX  77478

Waddell & Reed, Inc.......................    564,000 (4)   7.5%
  2001 Third Avenue South
  Birmingham, AL  35233

Granahan Investment Management, Inc.......    525,750 (5)   7.0%
  275 Wyman Street, Suite 270
  Waltham, MA  02154

Putnam Investments, Inc...................    455,300 (6)   6.1%
  One Post Office Square
  Boston, MA  02109

Hambrecht & Quist Group...................    452,242 (7)   6.0%
  One Bush Street
  San Francisco, CA  94104

T. Rowe Price Associates, Inc.............    382,500 (8)   5.1%
  100 East Pratt Street
  Baltimore, MD  21202

Kenneth P. Currier........................    725,166 (9)   9.2%
Susan A. Currier..........................    725,166(10)   9.2%
A. Bruce Johnston.........................      3,213(11)   *
Stephen J. Clearman.......................    691,545(12)   9.2%
Charles E. Noell III......................    470,287(13)   6.3%
William H. Lane III.......................         --       --
Charles H. Murphy.........................     11,250(14)   *
Kenneth J. Tarolla........................     18,063(15)   *
Timothy R. Leary..........................     64,063(16)   *
Michael A. Appel..........................      6,563(17)   *
Anne E. Aitken............................         --       --
All directors and executive officers as
 a group (11 persons).....................  1,990,150(18)   24.9%
_____________________________
* Represents less than 1% of the outstanding shares.

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of Common Stock subject to options that are currently exercisable or exercisable within 60 days of March 31, 1997 are deemed to be beneficially owned by the person holding such options for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the purpose of an other person.

(2) Applicable percentage of ownership is based on 7,514,679 shares of Common Stock outstanding as of March 31, 1997 together with applicable options for each stockholder.

(3) Includes 1,136,310 shares of Common Stock held by Advent VI L.P., 510,064 shares held by Advent Atlantic and Pacific II L.P., 184,181 shares held by Advent Industrial II L.P., 141,685 shares held by Advent New York L.P., and 17,002 shares held by TA Venture Investors, L.P. The respective general partners of Advent VI L.P., Advent Atlantic and Pacific II L.P., Advent Industrial II L.P., Advent New York L.P. and TA Venture Investors L.P. (collectively, the "TA
    Associates Group") exercise sole investment and voting power with respect to shares of Common Stock held by such entities. A. Bruce Johnston, a Director of the Company, is a Principal of TA Associates.

(4) As reported in a Schedule 13G dated January 31, 1997 and filed with the Securities and Exchange Commission jointly by Waddell & Reed, Inc., Waddell & Reed Investment Management Company, Waddell & Reed Asset Management Company, Waddell & Reed Financial Services, Inc., Torchmark Corporation, United Investors Management Company, and Liberty National Life Insurance Company.

(5) As  reported  in a Schedule  13G dated  January  31, 1997 and filed with the Securities and Exchange Commission, these securities are owned by various individual and institutional investors (including Vanguard Explorer Fund, Inc., which owns 445,500 of such shares) for which Granahan Investment Management, Inc. serves as investment adviser with power to direct investments and/or sole power to vote the securities. For purposes of the reporting requirements of the Securities Exchange Act of 1934, Granahan Investment Management, Inc. is deemed to be a beneficial owner of such securities; however, Granahan Investment Management, Inc. expressly disclaims that it is, in fact, the beneficial owner of such securities.

(6) As  reported  in a Schedule  13G dated  January  27, 1997 and filed with the Securities and Exchange Commission, these securities are owned by various individual and institutional investors for which Putnam Investments, Inc. serves as investment adviser with power to direct investments and/or sole power to vote the securities. For purposes of the reporting requirements of the Securities Exchange Act of 1934, Putnam Investments, Inc. is deemed to be a beneficial owner of such securities; however, Putnam Investments, Inc. expressly disclaims that it is, in fact, the beneficial owner of such securities.

(7) As reported in a Schedule 13D dated April 7, 1997 and filed with the Securities and Exchange Commission jointly by Hambrecht & Quist Group, Hambrecht & Quist California, Hambrecht & Quist L.L.C. and Daniel H. Case III.

(8) As reported in a Schedule 13G dated February 14, 1997 and filed with the Securities and Exchange Commission, these securities are owned by various individual and institutional investors for which T. Rowe Price Associates, Inc. serves as investment adviser with power to direct investments and/or sole power to vote the securities. For purposes of the reporting requirements of the Securities Exchange Act of 1934, T. Rowe Price Associates, Inc. is deemed to be a beneficial owner of such securities; however, T. Rowe Price Associates, Inc. expressly disclaims that it is, in fact, the beneficial owner of such securities.

(9) Includes 362,583 shares of Common Stock beneficially owned by Mr. Currier's wife, Susan A. Currier, as to which Mr. Currier disclaims beneficial ownership, 76,000 shares beneficially owned by Mr. and Ms. Currier jointly and 197,083 shares which Mr. Currier may acquire upon the exercise of stock options within 60 days of March 31, 1997.

(10)Includes 362,583 shares of Common Stock beneficially owned by Ms. Currier's husband, Kenneth P. Currier, as to which Ms. Currier disclaims beneficial ownership, 76,000 shares beneficially owned by Mr. and Ms. Currier jointly and 197,083 shares which Ms. Currier may acquire upon the exercise of stock options within 60 days of March 31, 1997.

(11)Represents 3,213 shares of Common Stock beneficially owned by A. Bruce
    Johnston     through TA Venture Investors L.P. which are included in the
    17,002 shares described in footnote (2) above as being owned by TA Venture Investors L.P. Does not include any shares beneficially owed by Advent VI L.P., Advent Atlantic and Pacific II L.P., Advent Industrial
    II L.P. or Advent New York L.P., or the remainder of the shares described in footnote (2) above as being owned by TA Venture Investors L.P., as to which Mr. Johnston disclaims beneficial ownership.

(12)Includes 691,545 shares of Common Stock held by Geocapital II, L.P. Stephen
    J. Clearman, BVA Associates, James Harrison and Irwin Lieber are the general partners (the "Geocapital General Partners") of Softven
    Management which is the sole general partner of Geocapital II, L.P., and share voting and investment power with respect to these shares.
    The Geocapital General Partners disclaim beneficial ownership of such shares, except to the extent of each partner's proportionate pecuniary interest therein.

(13)Includes 470,287 shares of Common Stock held by JMI Equity Fund, L.P. Charles E. Noell III, Harry S. Gruner, Anthony Moores and Norris van den Berg are the general partners (the "JMI General Partners") of JMI Partners, L.P., which is the sole general partner of JMI Equity Fund, L.P., and share voting and investment power with respect to such shares. The
    JMI General Partners disclaim beneficial ownership of such shares, except to the extent of each partner's proportionate pecuniary interest therein.

(14)Consists of 11,250 shares of Common Stock which Mr. Murphy may acquire upon the exercise of stock options within 60 days of March 31, 1997.

(15)Consists of 18,063 shares of Common Stock which Mr.Tarolla may acquire upon the exercise of stock options within three months of March 28, 1997, the date of Mr. Tarolla's resignation from the Company.

(16)Includes 46,633 shares which Mr. Leary may acquire upon the exercise of stock options within 60 days of March 31, 1997.

(17)Consists of 2,500 shares of Common Stock which Mr. Appel may acquire upon the exercise of stock options within 60 days of March 31, 1997.

(18)Includes approximately 475,737 shares which may be acquired upon the exercise of stock options within 60 days of March 31, 1997.


  COMPLIANCE WITH SECTION 16(a) OF THE SECURITIES EXCHANGE ACT OF 1934

    Section 16(a) of the Securities Exchange Act of 1934 requires the Company's officers and directors, and persons who own more than 10% of the Company's outstanding shares of Common Stock, to file reports of ownership and changes in ownership with the Securities and Exchange Commission and Nasdaq. Officers, directors and greater than ten percent stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

    Based solely on its review of the copies of such forms received by it, or written representations from certain reporting persons that no
Section 16(a) reports were required for those persons, the Company believes that during the fiscal year ended December 31, 1996, all filing requirements were complied with, except in the case of Susan A. Currier who failed to timely file one report regarding a scheduled sale of the Common Stock.

                        EXPENSES OF SOLICITATION

    The Company will pay the entire expense of soliciting proxies for the Annual Meeting. In addition to solicitations by mail, certain Directors, officers and regular employees of the Company (who will receive no compensation for their services other than their regular compensation) may solicit proxies by telephone, telegram or personal interview. Banks, brokerage houses, custodians, nominees and other fiduciaries have been requested to forward proxy materials to the beneficial owners of shares of Common Stock held of record by them and such custodians will be reimbursed for their expenses.


       SUBMISSION OF STOCKHOLDER PROPOSALS FOR 1998 ANNUAL MEETING

    Stockholder proposals intended to be presented at the 1998 annual meeting of stockholders must be received by the Company on January 30, 1998 in order to be considered for inclusion in the Company's proxy statement and form of proxy for that meeting. Such a proposal must also comply with the requirements as to form and substance established by applicable laws and regulations in order to be included in the proxy statement.

    The Company's By-laws provide that any stockholder of record wishing to have a stockholder proposal considered at an annual meeting must provide written notice of such proposal and appropriate supporting documentation, as set forth in the By-laws, to the Company at its principal executive office not less than 75 days nor more 120 days prior to the first anniversary of the date of the preceding year's annual meeting; provided, however, that in the event the annual meeting is scheduled to be held on a date more than 30 days before the anniversary of the date of the preceding year's annual meeting, a stockholder's notice shall be timely if delivered to, or mailed to and received by, the Company on the later of the 75th day prior to the scheduled date of such annual meeting or the 15th day following the day on which public announcement of the date of such annual meeting is first made by the Company.

    Any such proposal should be mailed to: Secretary, Expert Software, Inc., 800 Douglas Road, Suite 750, Coral Gables, Florida 33134.


                              OTHER MATTERS

    The Board of Directors does not know of any matters other than those described in this Proxy Statement which will be presented for action at the Annual Meeting. If other matters are duly presented, proxies will be voted in accordance with the best judgment of the proxy holders.


    STOCKHOLDERS MAY OBTAIN, WITHOUT CHARGE, A COPY OF THE COMPANY'S ANNUAL REPORT ON FORM 10-K AS AMENDED BY FORM 10-K/A, INCLUDING THE FINANCIAL STATEMENTS AND SCHEDULES THERETO, FILED WITH THE SECURITIES AND EXCHANGE COMMISSION FOR THE FISCAL YEAR ENDED DECEMBER 31, 1996 BY WRITING TO EXPERT SOFTWARE, INC., 800 DOUGLAS ROAD, SUITE 750, CORAL GABLES, FLORIDA 33134.

    WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING IN PERSON, YOU ARE REQUESTED TO COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY CARD IN THE ENCLOSED ENVELOPE WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES.

                                                            APPENDIX A


                        EXPERT SOFTWARE, INC.
                 1997 Stock Option Plan for Directors


1. PURPOSE:

   This 1997 Stock Option Plan for Directors (the "Plan") is intended to serve as a means to compensate the Directors of Expert Software, Inc., (the "Company") or its subsidiaries (as hereafter defined) and to enable the individuals to whom options are granted (the "Optionees") to acquire or increase a proprietary interest in the success of the Company. The Company intends that this purpose will be effected by granting nonqualified stock options ("Nonqualified Options") to Directors who are not employed by the Company ("Outside Directors") respectively as defined in Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"). The term "subsidiaries" includes any corporations in which stock possessing FIFTY (50) PERCENT or more of the total combined voting power of all classes of stock is owned directly or indirectly by the Company.

2. OPTIONS TO BE GRANTED AND ADMINISTRATION

   (a)   Options granted under the Plan shall be Nonqualified
      Options and shall be designated as such at the time of grant.

   (b) The Plan shall be administered by either the entire Board of Directors or a committee of the Board of Directors of the Company (the "Committee") of not less than TWO (2) Directors of the Company appointed by the Board of Directors; provided that, to the extent required by Rule 16b-3 promulgated under the Securities Exchange Act of 1934 as amended (the "Act") or any successor provision ("Rule 16b-3") or Section 162(m) of the Code, with respect to specific grants of options, each member of the Committee shall be a "Non-Employee Director" within the meaning of Rule 16b-3, and an "outside director" within the meaning of Section 162(m) of the Code. Action by the Committee shall require the affirmative vote of a majority of all its members.

   (c) Subject to the terms and conditions of the Plan, the Committee shall have the full and complete authority in its discretion, consistent with and subject to the express provisions of the Plan:

      (i)To determine from time to time the options to be granted to eligible individuals under the Plan and to prescribe the terms and provisions (which need not be identical) of options granted under the Plan to such individuals, including but not limited to, the time or times of grant, the individuals to whom options may be granted, the number of shares to be covered by any option, the vesting schedule, the exercise price of shares covered by any option, the power to accelerate vesting of options or to extend the exercise period.

      (ii) To construe and interpret the Plan and any grants thereunder and to establish, amend, and revoke rules and regulations for administration of the Plan. In this connection, the Committee may correct any defect or supply any omission, or reconcile any inconsistency in the Plan, in any option agreement, or in any related agreements, in the manner and to the extent it shall deem necessary or expedient to make the Plan fully effective. All decisions and determinations by the Committee in the exercise of this power shall be final and binding upon the Company and the Optionees; and

      (iii)Generally, to exercise such powers and to perform such acts as are deemed necessary or desirable to promote the best interests of the Company with respect to the Plan.

3. STOCK

   (a) The stock subject to the options granted under the Plan shall be shares of the Company's authorized but unissued Common Stock, par value $.01 per share (the "Common Stock"). The total number of shares for which options may be granted under the Plan shall not exceed an aggregate of TWO HUNDRED FIFTY THOUSAND (250,000) shares of Common Stock. Such number shall be subject to adjustment as provided in Section 7 hereof.

   (b) Whenever any outstanding option under the Plan expires, is canceled or is otherwise terminated (other than by exercise) the shares of Common Stock allocable to the unexercised portion of such option may again be the subject of options under the Plan.

4. ELIGIBILITY

   (a)   Nonqualified Options may be granted to all Outside
      Directors of the Company or its Subsidiaries, but only to the extent provided in Section 4(b) below.

   (b) Notwithstanding any other provision of the Plan, each member of the Board of Directors shall be granted options only in accordance with, and subject to the provisions of this
      Section 4(b):

      (i)Each individual who shall be elected by the stockholders of the Company to the Board of Directors, or appointed by the Board of Directors as a Director, after the Plan Date, shall automatically be granted, effective upon such election or appointment, a Nonqualified Option to purchase THIRTY THOUSAND (30,000) shares of Common Stock. All options granted under this Section shall vest in calendar quarterly installments over FOUR
      (4) years, and shall have a per share exercise price which is equal to the per share fair market value of the Common Stock on the date of grant.

      (ii) Each individual who is serving as a Director on January 1, 1998, or on any January 1st thereafter, shall be automatically granted, effective upon each January 1st during his/her service as Director, a Nonqualified Option to purchase FIVE THOUSAND (5,000) shares of Common Stock. All options granted under this Section shall vest in calendar quarterly installments over ONE (1) year, and shall have a per share exercise price which is equal to the per share fair market value of the Common Stock on the date of grant. Since January 1st is a national holiday, the per share fair market value of the Common Stock on the last business day preceding January 1st shall apply.

      (iii)Each Director may elect not to receive the options granted under this Section 4(b) by written notice delivered to the Committee prior to the date such options would otherwise be granted hereunder.

5. TERMS OF THE OPTION AGREEMENTS

   Subject to the terms and conditions of the Plan, each option agreement shall contain such provisions as the Committee shall, from time to time, deem appropriate. Option agreements need not be identical, but each option agreement by appropriate language shall include the substance of all of the following provisions:

   (a)   Expiration; Termination of Services as Director

      (i)Notwithstanding any other provisions of the Plan or of any option agreement, each option shall expire on the date specified in the option agreement, but not later than the TENTH (10th ) anniversary of the date on which the option was granted.

      (ii) If an Optionee's service as a Director with the Company and its subsidiaries is terminated by resignation, expiration of term without re-election, or for any other reason, any outstanding Nonqualified Option granted to such Optionee under the Plan shall be exercisable, to the extent vested at that time, only for a period of NINETY (90) days following such event, subject to the expiration date of such option, provided however, that the Committee may, in its sole discretion, extend the exercise period for any such options.

   (b) Minimum Shares Exercisable. The minimum number of shares with respect to which an option may be exercised at any one time shall be ONE HUNDRED (100) shares, or such lesser number as is subject to exercise under the option at the time.

   (c) Exercise. Each option shall be exercisable in such installments (which need not be equal) and at such times as may be designated by the Committee. To the extent not exercised, installments shall accumulate and be exercisable, in whole or in part, at any time after becoming exercisable, but not later than the date the option expires.

   (d) Purchase Price. The purchase price per share of Common Stock subject to each option shall be determined by the Committee; provided however, that the purchase price per share of Common Stock subject to each Nonqualified Option shall not be less than the fair market value of the Common Stock on the date such Nonqualifed Option is granted. For the purposes of the Plan, the fair market value of the Common Stock shall be determined in good faith by the committee; provided however, that (i) if the Common Stock is quoted on the Nasdaq Stock Market, Inc. ("Nasdaq") on the date the option is granted, the fair market value shall not be less than the average of the highest bid and lowest asked prices of the Common Stock on Nasdaq reported for that date, or (ii) if the Common Stock is admitted to trading on a national securities exchange or the Nasdaq Stock Market, Inc. on the date the option is granted, the fair market value shall not be less than the closing price reported for the Common Stock on such exchange or system for such date, or, if no sales were reported for such date, for the last date preceding such date for which a sale was reported.

   (e) Rights of Optionees. No Optionee shall be deemed for any purpose to be an owner of any shares of Common Stock subject to any option unless and until (i) the option shall have been exercised pursuant to the terms thereof, (ii) all requirements under applicable law and regulations shall have been complied with to the satisfaction of the Company, (iii) the Company shall have issued and delivered the shares to the Optionee, and
      (iv) the Optionee's name shall have been entered as a stockholder of record on the books of the Company. Thereupon, the Optionee shall have full voting, dividend and other ownership rights with respect to such shares of Common Stock.

   (f) Transfer. No option granted hereunder shall be transferable by the Optionee other than by will or by the laws of descent and distribution, and such option may be exercised during the Optionee's lifetime only by the Optionee, or his or her guardian or legal representative. Notwithstanding the foregoing, the Committee may permit the Optionee to transfer, without consideration for the transfer, his or her Nonqualified Options to members of his, or her immediate family, to trusts for the benefit of such family members, or to partnerships in which such family members are the only partners, provided that the transferee agrees in writing with the Company to be bound by all of the terms and conditions of this Plan and the applicable Option.

6. METHOD OF EXERCISE; PAYMENT OF PURCHASE PRICE.

   (a) Any option granted under the Plan, to the extent then exercisable, may be exercised by the Optionee in whole or subject to Section 5(b) hereof in part by delivering to the Company on any business day a written notice specifying the number of shares of Common Stock the Optionee then desires to purchase (the "Notice").

   (b) Payment for the shares of Common Stock purchased pursuant to the exercise of an option shall be made either: (i) in cash, or by certified or bank check or other payment acceptable to the Company equal to the option exercise price for the number of shares specified in the Notice (the "Total Option Price"),
      (ii) if authorized by the applicable option agreement and if permitted by law, by delivery of shares of Common Stock which have been held by the Optionee for at least six months that the Optionee may freely transfer having a fair market value, determined by reference to the provisions of Section 5(d) hereof, equal to or less than the Total Option Price, plus cash in an amount equal to the excess, if any, of the Total Option Price over the fair market value of such shares of Common Stock, or (iii) if authorized by the applicable option agreement, by the Optionee delivering the Notice to the Company together with irrevocable instructions to a broker to promptly deliver the Total Option Price to the Company in cash or by other method of payment acceptable to the Company; provided, however, that the Optionee and the broker shall comply with such procedures and enter into such agreements of indemnity or other agreements as the Company shall prescribe as a condition of payment under this Clause (iii).

   (c) The delivery of certificates representing shares of Common Stock to be purchased pursuant to the exercise of an option will be contingent upon the Company's receipt of the Total Option Price and of any written representations from the Optionee required by the Committee, and the fulfillment of any other requirements contained in the option agreement or applicable provision of law.


7. ADJUSTMENT UPON CHANGES IN CAPITALIZATION

   (a) If the shares of the Company's Common Stock as a whole are increased, decreased, changed into or exchanged for a different number or kind of shares or securities of the Company, whether through merger, consolidation, reorganization, recapitalization, reclassification, stock dividend, stock split, combination of shares, exchange of shares, change in corporate structure or the like, an appropriate and proportionate adjustment shall be made in the number and kind of shares subject to the Plan, and in the number, kind, and per share exercise price of shares subject to unexercised options or portions thereof granted prior to any such change. In the event of any such adjustment in an outstanding option, the Optionee thereafter shall have the right to purchase the number of shares under such option at the per share price, as so adjusted, which the Optionee could purchase at the total purchase price applicable to the option immediately prior to such adjustment.

   (b) Adjustments under this Section 7 shall be determined by the Committee and such determinations shall be final, binding and conclusive. The Committee shall have the discretion and power in connection with such adjustments or otherwise to determine and to make effective provisions for acceleration of the time or times at which any option or portion thereof shall become exercisable under this Section. No fractional shares of Common Stock shall be issued under the Plan on account of any such adjustments or otherwise.

8. CHANGE OF CONTROL PROVISIONS.

   (a) Impact of Event. Notwithstanding any other provision of the Plan to the contrary, in the event of a Change in Control:

      (i)All Options outstanding as of the date such Change of Control occurs, shall become fully vested and exercisable.

   (b) Definition of Change of Control. A "Change of Control" means the happening of any of the following events:

      (i)Any "person" as such term is used in Sections 13(d) and 14(d) of the Act (other than the Company, any of its Subsidiaries, or any trustee, fiduciary or other person, shall become the "beneficial owner" (as such term is defined in Rule 13d-3 under the Act), directly or indirectly of securities of the Company representing FIFTY-ONE (51%) PERCENT or more of the combined voting power of the Company's then outstanding securities having the right to vote in an election of the Company's Board of Directors ("Voting Securities") (in such case other than as a result of an acquisition of securities directly from the Company); or

      (ii) Persons who, as of the effective date of Change of Control, constitute the Company's Board of Directors (the "Incumbent Directors") cease for any reason, including without limitation, as a result of a tender offer, proxy contest, merger, or similar transaction, to constitute at least a majority of the Board, provided that any person becoming a director of the Company subsequent to the Effective Date whose election was approved by a vote of at least a majority of the Incumbent Directors or whose nomination for election was approved by the Incumbent Directors shall, for purposes of this Plan, be considered an Incumbent Director; or

      (iii)The stockholders of the Company shall approve (a) any consolidation or merger of the Company, or any Subsidiary where the stockholders of the Company, immediately prior to the consolidation or merger, would not, immediately after the consolidation or merger, beneficially own ( as such term is defined in Rule 13d-3 under the Act), directly or indirectly, shares representing in the aggregate FIFTY-ONE (51%) PERCENT or more of the voting shares of the corporation issuing cash or securities in the consolidation or merger (or of its ultimate parent corporation, if any), (b) any sale, lease, exchange or other transfer (in one transaction or a series of transactions contemplated or arranged by any party as a single plan) of all of the assets of the Company, or (c) any plan or proposal for the liquidation or dissolution of the Company.

   Notwithstanding the foregoing, a "Change of Control" shall not be deemed to have occurred for purposes of the foregoing clause (i) solely as the result of an acquisition of securities by the Company which, by reducing the number of shares of voting securities outstanding, increase the proportionate number of shares of voting securities beneficially owned by any person to FIFTY-ONE (51%) PERCENT or more of the combined voting power of all then outstanding voting securities, provided however, that if any person referred to in this sentence shall thereafter become the beneficial owner of any additional shares of voting securities (other than pursuant to a stock split, stock dividend, or similar transaction or as a result of an acquisition of securities directly from the Company), then a "Change of Control" shall be deemed to have occurred for purposes of the foregoing clause (i).

9. TAX WITHHOLDING

   Each Optionee shall, no later than the date as of which the value of any option granted hereunder or of any Common Stock issued upon the exercise of such option first becomes includable in the gross income of the Optionee for Federal income tax purposes (the "Tax Date") pay to the Company, or make arrangements satisfactory to the Company regarding payment of any Federal, State, or local taxes of any kind required by law to be withheld with respect to such income.

10.   AMENDMENT OF THE PLAN

   The Board of Directors may, at any time, amend or discontinue the Plan and the Committee may, at any time, amend or cancel any outstanding Options (or provide substitute options at the same or reduced exercise or purchase price or with no exercise or purchase price, but such price, if any, must satisfy the requirements which would apply to the substitute or amended Option if it were then initially granted under this Plan) for the purpose of satisfying changes in law or for any other lawful purpose, but no such action shall adversely affect rights under any outstanding Option without the holder's consent. Plan amendments shall be ratified by the stockholders.

11.   NONEXCLUSIVITY OF THE PLAN

   Neither the adoption of the Plan by the Board of Directors nor the submission of the Plan to the stockholders of the Company for approval shall be construed as creating any limitations on the power of the Board of Directors to adopt such other incentive arrangements as it may deem desirable, including without limitation, the granting of stock or stock options otherwise than under the Plan, and such arrangements may be either applicable generally or only in specific cases. Neither the Plan nor any option granted hereunder shall be deemed to confer upon any member of the Board of Directors any right to continued directorship of the Company or its Subsidiaries.

12.   GOVERNMENT AND OTHER REGULATIONS; GOVERNING LAW

   (a) The obligation of the Company to sell and deliver shares of Common Stock with respect to options granted under the Plan shall be subject to all applicable laws, rules, and regulations, including all applicable Federal and State securities laws, and the obtaining of all such approvals by governmental agencies as may be deemed necessary or appropriate by the Committee.

   (b) The Plan shall be governed by Delaware law, except to the extent such law is preempted by Federal law.

13.   EFFECTIVE DATE OF PLAN; STOCKHOLDER APPROVAL

   The Plan shall become effective upon the date it is approved by the Board of Directors of the Company; provided however, that the Plan shall be subject to the approval of the Company's stockholders in accordance with applicable laws and regulations at an annual or special meeting held within TWELVE (12) months of such effective date. No options granted under the Plan prior to such stockholder approval may be exercised until such approval has been obtained. No options may be granted under the Plan after the TENTH (10th) anniversary of the effective date of the Plan.

Approved and adopted by the Board of Directors on April 17, 1997.

                                                            APPENDIX B


                        EXPERT SOFTWARE, INC.
          1997 Stock Option Plan for Officers and Employees


1. PURPOSE:

   This 1997 Stock Option Plan for Officers and Employees (the "Plan") is intended to serve as a performance incentive for officers and employees of Expert Software, Inc., (the "Company") or its subsidiaries (as hereafter defined) to whom options are granted (the "Optionees") to acquire or increase a proprietary interest in the success of the Company. The Company intends that this purpose will be effected by granting of "incentive stock options" ("Incentive Options") as defined in Section 422 of the Internal Revenue Code of 1986, as amended (the "Code") and options that do not so qualify ("Nonqualified Options"). The term "subsidiaries" includes any corporations in which stock possessing FIFTY (50) PERCENT or more of the total combined voting power of all classes of stock is owned directly or indirectly by the Company.

2. OPTIONS TO BE GRANTED AND ADMINISTRATION

   (a) Options granted under the Plan may be either Incentive Options or Nonqualified Options and shall be designated as such at the time of grant to the extent that any option intended to be an Incentive Option shall fail to qualify as an "incentive stock option" under the Code, such option shall be deemed to be a Nonqualified Option.

   (b) The Plan shall be administered by either the entire Board of Directors or a committee of the Board of Directors of the Company (the "Committee") of not less than TWO (2) Directors of the Company appointed by the Board of Directors; provided that, to the extent required by Rule 16b-3 promulgated under the Securities Exchange Act of 1934 as amended (the "Act") or any successor provision ("Rule 16b-3"), or Section 162(m) of the Code, with respect to specific grants of options, each member of the Committee shall be a "Non-Employee Director" within the meaning of Rule 16b-3 and an "outside director" within the meaning of Section 162(m) of the Code. Action by the Committee shall require the affirmative vote of a majority of all its members.

   (c) Subject to the terms and conditions of the Plan, the Committee shall have the full and complete authority in its discretion, consistent with and subject to the express provisions of the Plan:

      (i)To determine from time to time the options to be granted to eligible individuals under the Plan and to prescribe the terms and provisions (which need not be identical) of options granted under the Plan to such individuals, including but not limited to, the time or times of grant, the individuals to whom options may be granted, the number of shares to be covered by any option, the vesting schedule, the exercise price of shares covered by any option, the power to accelerate vesting of options or to extend the exercise period.

      (ii)To construe and interpret the Plan and grants thereunder and to establish, amend, and revoke rules and regulations for administration of the Plan. In this connection, the Committee may correct any defect or supply any omission, or reconcile any inconsistency in the Plan, in any option agreement, or in any related agreements, in the manner and to the extent it shall deem necessary or expedient to make the Plan fully effective. All decisions and determinations by the Committee in the exercise of this power shall be final and binding upon the Company and the Optionees; and

      (iii)Generally, to exercise such powers and to perform such acts as are deemed necessary or desirable to promote the best interests of the Company with respect to the Plan.

3. STOCK

   (a) The stock subject to the options granted under the Plan shall be shares of the Company's authorized but unissued Common Stock, par value $.01 per share (the "Common Stock"). The total number of shares for which options may be granted under the Plan shall not exceed an aggregate of ONE MILLION (1,000,000) shares of Common Stock. Such number shall be subject to adjustment as provided in Section 7 hereof.

   (b) Whenever any outstanding option under the Plan expires, is canceled or is otherwise terminated (other than by exercise) the shares of Common Stock allocable to the unexercised portion of such option may again be the subject of options under the Plan.

4. ELIGIBILITY

   (a) Incentive Options may be granted only to officers and other employees of the Company or its Subsidiaries, including members of the Board of Directors who are also employees of the Company or its Subsidiaries. Nonqualified Options may be granted to officers and other employees of the Company or its Subsidiaries, including members of the Board of Directors described above, and to consultants and other key persons who provide services to the Company, or its Subsidiaries (regardless of whether they are also employees).

   (b) No individual shall be eligible to receive any Incentive Option under the Plan if, at the date of grant, such individual owns stock representing in excess of TEN (10%) PERCENT of the voting power of all outstanding capital stock of the Company, unless notwithstanding anything in this Plan to the contrary
      (i) the purchase price for stock subject to such option is at least ONE HUNDRED TEN (110%) PERCENT of the fair market value of such stock at the time of the grant, and (ii) the option by its terms is not exercisable more than FIVE (5) years from the date of grant thereof.

   (c) Notwithstanding any other provision of the Plan, the aggregate fair market value (determined as of the time the option is granted) of the stock with respect to which Incentive Options are exercisable for the first time by an individual during any calendar year (under all plans of the Company and its Subsidiaries) shall not exceed ONE HUNDRED THOUSAND ($100,000) DOLLARS, except as otherwise provided below.

5. TERMS OF THE OPTION AGREEMENTS

   Subject to the terms and conditions of the Plan, each option agreement shall contain such provisions as the Committee shall, from time to time, deem appropriate. Option agreements need not be identical, but each option agreement by appropriate language shall include the substance of all of the following provisions:

   (a)   Expiration; Termination of Employment.

      (i) Notwithstanding any other provisions of the Plan or of any option agreement, each option shall expire on the date specified in the option agreement, which date in the case of any option granted hereunder shall not be later than the TENTH
      (10th) anniversary of the date on which the option was granted.

      (ii) If an Optionee's employment with the Company and its Subsidiaries is terminated for any reason not involving termination for cause, any outstanding Incentive Option granted to such Optionee under the Plan shall be exercisable, to the extent vested at that time, only for a period of NINETY (90) days following termination of employment, subject to the expiration date of such option; provided however, that the Committee may, in its sole discretion, extend the exercise period for any such options subject to the conditions that those options will thereafter constitute Nonqualified Options. In the event of termination for cause, any outstanding options granted to such Optionee under the Plan shall terminate immediately.

   (b) Minimum Shares Exercisable. The minimum number of shares with respect to which an option may be exercised at any one time shall be ONE HUNDRED (100) shares, or such lesser number as is subject to exercise under the option at the time.

   (c) Exercise. Each option shall be exercisable in such installments (which need not be equal) and at such times as may be designated by the Committee. To the extent not exercised, installments shall accumulate and be exercisable, in whole or in part, at any time after becoming exercisable, but not later than the date the option expires.

   (d) Purchase Price. The purchase price per share of Common Stock subject to each option shall be determined by the Committee; provided however, that the purchase price per share of Common Stock subject to each Incentive Option shall be not less than the fair market value of the Common Stock on the date such Incentive Option is granted. For the purposes of the Plan, the fair market value of the Common Stock shall be determined in good faith by the committee; provided however, that (i) if the Common Stock is admitted to quotation on the Nasdaq Stock Market, Inc. ("Nasdaq") on the date the option is granted, the fair market value shall not be less than the average of the highest bid and lowest asked prices of the Common Stock on Nasdaq reported for that date, or (ii) if the Common Stock is admitted to trading on a national securities exchange or the Nasdaq Stock Market, Inc. on the date the option is granted, the fair market value shall not be less than the closing price reported for the Common Stock on such exchange or system for such date, or, if no sales were reported for such date, for the last date preceding such date for which a sale was reported.

   (e) Rights of Optionees. No Optionee shall be deemed for any purpose to be an owner of any shares of Common Stock subject to any option unless and until (i) the option shall have been exercised pursuant to the terms thereof, (ii) all requirements under applicable law and regulations shall have been complied with to the satisfaction of the Company, (iii) the Company shall have issued and delivered the shares to the Optionee, and
      (iv) the Optionee's name shall have been entered as a stockholder of record on the books of the Company. Thereupon, the Optionee shall have full voting, dividend and other ownership rights with respect to such shares of Common Stock.

   (f) Transfer. No option granted hereunder shall be transferable by the Optionee other than by will or by the laws of descent and distribution, and such option may be exercised during the Optionee's lifetime only by the Optionee, or his or her guardian or legal representative. Notwithstanding the foregoing, the Committee may permit the Optionee to transfer, without consideration for the transfer, his or her Incentive Options to members of his, or her immediate family, to trusts for the benefit of such family members, or to partnerships in which such family members are the only partners, provided that the transferee agrees in writing with the Company to be bound by all of the terms and conditions of this Plan and the applicable Option.

6. METHOD OF EXERCISE; PAYMENT OF PURCHASE PRICE.

   (a) Any option granted under the Plan, to the extent then exercisable, may be exercised by the Optionee in whole or subject to Section 5(b) hereof in part by delivering to the Company on any business day a written notice specifying the number of shares of Common Stock the Optionee then desires to purchase (the "Notice").

   (b) Payment for the shares of Common Stock purchased pursuant to the exercise of an option shall be made either: (i) in cash, or by certified or bank check or other payment acceptable to the Company equal to the option exercise price for the number of shares specified in the Notice (the "Total Option Price"), (ii) if authorized by the applicable option agreement and if permitted by law, by delivery of shares of Common Stock which have been held by the Optionee for at least six months that the Optionee may freely transfer having a fair market value, determined by reference to the provisions of Section 5(d) hereof, equal to or less than the Total Option Price, plus cash in an amount equal to the excess, if any, of the Total Option Price over the fair market value of such shares of Common Stock, or (iii) if authorized by the applicable option agreement, by the Optionee delivering the Notice to the Company together with irrevocable instructions to a broker to promptly deliver the Total Option Price to the Company in cash or by other method of payment acceptable to the Company; provided, however, that the Optionee and the broker shall comply with such procedures and enter into such agreements of indemnity or other agreements as the Company shall prescribe as a condition of payment under this Clause (iii).

   (c) The delivery of certificates representing shares of Common Stock to be purchased pursuant to the exercise of an option will be contingent upon the Company's receipt of the Total Option Price and of any written representations from the Optionee required by the Committee, and the fulfillment of any other requirements contained in the option agreement or applicable provision of law.

7. ADJUSTMENT UPON CHANGES IN CAPITALIZATION

   (a) If the shares of the Company's Common Stock as a whole are increased, decreased, changed into or exchanged for a different number or kind of shares or securities of the Company, whether through merger, consolidation, reorganization, recapitalization, reclassification, stock dividend, stock split, combination of shares, exchange of shares, change in corporate structure or the like, an appropriate and proportionate adjustment shall be made in the number and kind of shares subject to the Plan, and in the number, kind, and per share exercise price of shares subject to unexercised options or portions thereof granted prior to any such change. In the event of any such adjustment in an outstanding option, the Optionee thereafter shall have the right to purchase the number of shares under such option at the per share price, as so adjusted, which the Optionee could purchase at the total purchase price applicable to the option immediately prior to such adjustment.

   (b) Adjustments under this Section 7 shall be determined by the Committee and such determinations shall be final, binding and conclusive. The Committee shall have the discretion and power in connection with such adjustments or otherwise to determine and to make effective provisions for acceleration of the time or times at which any option or portion thereof shall become exercisable. No fractional shares of Common Stock shall be issued under the Plan on account of any such adjustments or otherwise.

8. CHANGE OF CONTROL PROVISIONS

   (a) Impact of Event. Notwithstanding any other provision of the Plan to the contrary, in the event of a Change in Control:

      (i)All options outstanding as of the date such Change of Control occurs, shall become fully vested and exercisable.

   (b) Definition of Change of Control. A "Change of Control" means the happening of any of the following events:

      (i)Any "person" as such term is used in Sections 13(d) and 14(d) of the Act (other than the Company, any of its Subsidiaries, or any trustee, fiduciary or other person, shall become the "beneficial owner" (as such term is defined in Rule 13d-3 under the Act), directly or indirectly of securities of the Company representing FIFTY-ONE (51%) PERCENT or more of the combined voting power of the Company's then outstanding securities having the right to vote in an election of the Company's Board of Directors ("Voting Securities") (in such case other than as a result of an acquisition of securities directly from the Company); or

      (ii)Persons who, as of the effective date of Change of Control, constitute the Company's Board of Directors (the "Incumbent Directors") cease for any reason, including without limitation, as a result of a tender offer, proxy contest, merger, or similar transaction, to constitute at least a majority of the Board, provided that any person becoming a director of the Company subsequent to the Effective Date whose election was approved by a vote of at least a majority of the Incumbent Directors or whose nomination for election was approved by the Incumbent Directors shall, for purposes of this Plan, be considered an Incumbent Director; or

      (iii)The stockholders of the Company shall approve (a) any consolidation or merger of the Company, or any Subsidiary where the stockholders of the Company, immediately prior to the consolidation or merger, would not, immediately after the consolidation or merger, beneficially own ( as such term is defined in Rule 13d-3 under the Act), directly or indirectly, shares representing in the aggregate FIFTY-ONE (51%) PERCENT or more of the voting shares of the corporation issuing cash or securities in the consolidation or merger (or of its ultimate parent corporation, if any), (b) any sale, lease, exchange or other transfer (in one transaction or a series of transactions contemplated or arranged by any party as a single plan) of all of the assets of the Company, or (c) any plan or proposal for the liquidation or dissolution of the Company.

   Notwithstanding the foregoing, a "Change of Control" shall not be deemed to have occurred for purposes of the foregoing clause (i) solely as the result of an acquisition of securities by the Company which, by reducing the number of shares of voting securities outstanding, increase the proportionate number of shares of voting securities beneficially owned by any person to FIFTY-ONE (51%) PERCENT or more of the combined voting power of all then outstanding voting securities, provided however, that if any person referred to in this sentence shall thereafter become the beneficial owner of any additional shares of voting securities (other than pursuant to a stock split, stock dividend, or similar transaction or as a result of an acquisition of securities directly from the Company, then a "Change of Control" shall be deemed to have occurred for purposes of the foregoing clause (i).

9. EFFECT OF CERTAIN TRANSACTIONS

   In the event of (i) the dissolution or liquidation of the Company,
(ii) a reorganization, merger. consolidation or other business combination in which the Company is acquired by another entity
(other than a holding company formed by the Company) or in which the Company is not the surviving entity, or (iii) the sale of all or substantially all of the assets of the Company to another entity, the Plan and the options issued hereunder shall terminate upon the effectiveness of such transaction or event, unless provision is made in connection with such transaction for the assumption of options theretofore granted, or the substitution for such options of new options of the successor entity or parent thereof, with appropriate adjustment as to the number and kind of shares and the per share exercise prices, as provided in Section 7. In the event of such termination, each Optionee shall be permitted to exercise for a period of at least FIFTEEN (15) days prior to the date of such termination (I) all options held by such Optionee which are then vested and exercisable.

10.   TAX WITHHOLDING

   Each Optionee shall, no later than the date as of which the value of any option granted hereunder or of any Common Stock issued upon the exercise of such option first becomes includable in the gross income of the Optionee for Federal income tax purposes (the "Tax Date") pay to the Company, or make arrangements satisfactory to the Company regarding payment of any Federal, State, or local taxes of any kind required by law to be withheld with respect to such income.

11.   AMENDMENT OF THE PLAN

   The Board of Directors may, at any time, amend or discontinue the Plan and the Committee may, at any time, amend or cancel any outstanding Options (or provide substitute options at the same or reduced exercise or purchase price or with no exercise or purchase price, but such price, if any, must satisfy the requirements which would apply to the substitute or amended Option if it were then initially granted under this Plan) for the purpose of satisfying changes in law or for any other lawful purpose, but no such action shall adversely affect rights under any outstanding Option without the holder's consent. If and to the extent determined by the Committee to be required by the Act to ensure that Incentive Options granted under the Plan are qualified under Section 422 of the Code. Plan amendments shall be ratified by the stockholders.

12.   NONEXCLUSIVITY OF THE PLAN

   Neither the adoption of the Plan by the Board of Directors nor the submission of the Plan to the stockholders of the Company for approval shall be construed as creating any limitations on the power of the Board of Directors to adopt such other incentive arrangements as it may deem desirable, including without limitation, the granting of stock or stock options otherwise than under the Plan, and such arrangements may be either applicable generally or only in specific cases. Neither the Plan nor any option granted hereunder shall be deemed to confer upon any member of the Board of Directors any right to continued directorship of the Company or its Subsidiaries.

13.   GOVERNMENT AND OTHER REGULATIONS; GOVERNING LAW

   (a) The obligation of the Company to sell and deliver shares of Common Stock with respect to options granted under the Plan shall be subject to all applicable laws, rules, and regulations, including all applicable Federal and State securities laws, and the obtaining of all such approvals by governmental agencies as may be deemed necessary or appropriate by the Committee.

   (b) The Plan shall be governed by Delaware law, except to the extent such law is preempted by Federal law.

14.   EFFECTIVE DATE OF PLAN; STOCKHOLDER APPROVAL

   The Plan shall become effective upon the date it is approved by the Board of Directors of the Company; provided however, that the Plan shall be subject to the approval of the Company's stockholders in accordance with applicable laws and regulations at an annual or special meeting held within TWELVE (12) months of such effective date. No options granted under the Plan prior to such stockholder approval may be exercised until such approval has been obtained. No options may be granted under the Plan after the TENTH (10th) anniversary of the effective date of the Plan.

Approved and adopted by the Board of Directors on April 17, 1997.